D-WAVE QUANTUM INC.
2650 East Bayshore Road
Palo Alto, California 94303

June 9, 2025

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    D-Wave Quantum Inc.
    Registration Statement on Form S-3
    File No.     333-287747

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, D-Wave Quantum Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-287747) filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2025 (the “Registration Statement”) be declared effective by the Commission at 4:30 p.m. Eastern Time on Tuesday, June 10, 2025, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

D-WAVE QUANTUM INC.

/s/ Diane Nguyen
Diane Nguyen
General Counsel